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                                                                       EXHIBIT 5

REYNOLDS &
REYNOLDS

March 6, 2001

Ladies and Gentlemen:

As General Counsel and Secretary for The Reynolds and Reynolds Company (the "Company"), I am familiar with the Amended Articles of Incorporation of the Company under the laws of the State of Ohio, its Amended and Restated Consolidated Code of Regulations, and the respective actions taken by the Shareholders and by the Board of Directors in connection therewith, and all subsequent corporate proceedings with respect thereto.

In addition, I am familiar with the preparation of the Registration Statement on Form S-8 registering 4,020 shares of Class A Common Stock, no par value, relating to the issuance of the shares pursuant to the Company's Non-Employee Director Stock Compensation Plan.

I am also acquainted with the business activities of the Company and have examined corporate minute books, records and such other documents as I have deemed necessary in order to render to you the following opinion.

Based upon the foregoing, I am of the opinion that:

1. The Company has been duly organized and is a validly existing corporation in good standing under the laws of the State of Ohio.

2. The 4,020 shares of Class A Common Stock issued to the Company's non-employee directors pursuant to the Company's Non-Employee Director Stock Compensation Plan have been duly authorized and validly issued, and are fully paid and nonassessable as described in this Registration Statement.

Very truly yours,

/s/ Douglas M. Ventura

Douglas M. Ventura                                          Tele: (937) 485-2710
General Counsel                                             Fax: (937) 485-3124
and Secretary                                     email: doug_ventura@reyrey.com






P.O. Box 1005
Dayton, Ohio 45403
937.485.2000